Exhibit 99.1
For Immediate Release
QXM Receives Proposal From its Parent Company XING
Regarding Purchase of Minority Shareholdings
Beijing, China (September 9, 2010) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (“QXM” or the “Company”), a manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced that it has received a proposal from its parent company, Qiao Xing Universal Resources, Inc. (Nasdaq: XING, or “XING”), regarding the acquisition of all outstanding ordinary shares of QXM that XING does not currently own, by way of a Scheme of Arrangement (the “Proposed Transaction”) under British Virgin Islands law. The Proposed Transaction, if completed, would result in QXM becoming a privately-held company.
XING has proposed to offer 1.9 shares of its common stock plus US$0.80 in cash for each QXM share held by persons other than XING (the “Minority Shareholders”). XING filed its letter of intent with the Securities and Exchange Commission (the “SEC”) on Form 6-K on September 8, 2010. The letter of intent is available on the SEC’s website at: http://www.sec.gov/Archives/edgar/data/1051846/000095012310084375/d75978exv99w2.htm.
QXM’s Board of Directors established a committee consisting solely of independent and disinterested directors (the “Special Committee”) to, among other things, evaluate whether the Proposed Transaction is in the best interests of the Company and whether it is fair and equitable to the Minority Shareholders. The Special Committee has retained legal and financial advisors to assist it in evaluating the Proposed Transaction and exploring alternatives.
XING has requested that the Company respond to its proposal by September 17, 2010 and indicated that it is not interested in selling its position in the Company to a third party at this time. XING currently owns approximately 61% of the Company’s outstanding shares. XING has also indicated that it may go forward with its proposed offer even if it is not recommended by the Special Committee. The Proposed Transaction is subject to certain customary conditions.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements

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about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of September 9, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

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